SHELTER PROPERTIES V LIMITED PARTNERSHIP
c/o Shelter Realty V Corporation
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
June 22, 2007
Dear Limited Partner:
     We previously sent you a letter dated June 8, 2007 regarding an unsolicited tender offer to buy units of limited partnership interest (the “Units”) in Shelter Properties V Limited Partnership (the “Partnership”) initiated by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MacKenzie Patterson Special Fund 6, LLC, MPF DeWaay Premier Fund 3, LLC and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”). The MacKenzie Group has amended its Offer to Purchase and related Letter of Transmittal on June 11, 2007 and June 14, 2007 by raising its tender offer price of $55.00 per Unit to $70.00 per Unit, reduced by the amount of any distributions declared or made between April 18, 2007 and July 6, 2007, which may be further extended.
     The Partnership, through the General Partner, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The General Partner does not express any opinion, and is remaining neutral, with respect to this offer due to a conflict of interest. AIMCO Properties, L.P., an affiliate of the general partner, was conducting a tender offer for the Units, which closed on June 15, 2007. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group offer.
     However, we call your attention to the following consideration:
•	In our initial letter we provided secondary sales information as reported by the American Partnership Board through April 30, 2007. The time period of this report has been updated through May 31, 2007, but the high and low sale prices remain unchanged.
     The General Partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MacKenzie Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.
Sincerely,
Shelter Realty V Corporation
General Partner